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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               December 30, 2002

                                ----------------

                            BBVA Banco Frances S.A.
             (Exact name of registrant as specified in its charter)

                            BBVA Banco Frances S.A.
                            -----------------------
                (Translation of registrant's name into English)


                             Reconquista 199, 1006
                            Buenos Aires, Argentina
                    (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F [X]                 Form 40-F [_]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                       Yes [_]                No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                            BBVA Banco Frances S.A.

                               TABLE OF CONTENTS


    Item
    ----

     1. Letter to the Comision Nacional de Valores dated December 27, 2002 regarding the Public Offering for the Subscription of 209,631,892 Shares of Common Stock



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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BBVA Banco Frances S.A.

Date: December 30, 2002             By: /s/ Maria Elena Siburu de Lopez Oliva
                                        ----------------------------------------
                                        Name:  Maria Elena Siburu de Lopez Oliva
                                        Title: Investor Relations Manager


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                                                                         Item 1


BANCO FRANCES IS NOT OFFERING ITS SHARES TO PERSONS IN THE UNITED STATES. ANY SECURITIES OF BANCO FRANCES THAT MAY BE DELIVERED IN THE OFFERING WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

THIS REPORT ON FORM 6-K HAS BEEN FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION TO COMPLY WITH ITS REQUIREMENTS. COPIES OF THIS REPORT ON FORM 6-K ARE NOT BEING MAILED OR OTHERWISE DISTRIBUTED OR SENT IN OR INTO OR MADE AVAILABLE IN THE UNITED STATES. PERSONS RECEIVING THIS DOCUMENT (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT DISTRIBUTE OR SEND SUCH DOCUMENTS OR ANY RELATED DOCUMENTS IN, INTO OR FROM THE UNITED STATES.



                                           Buenos Aires, December 27, 2002



Messrs.
Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)
Buenos Aires City

Messrs.
Comision Nacional de Valores (Argentine Securities Commission)
25 de mayo 175, 3er. Piso
Buenos Aires City


              Ref.: BBVA Banco Frances S.A. Public Offering for the
                    Subscription of 209,631,892 Shares of Common Stock
                    --------------------------------------------------

Dear Sirs:

      The purpose of this letter is to advise you that the preferred subscription period established for exercising preferential rights and increasing the holding of New Shares ended on December 26, 2002.

      Pursuant to the issuance conditions of the New Shares, 158,361,439 New Shares have been subscribed and paid in upon exercising the preferential right, which left a remainder of 51,270,453 New Shares. In addition, requests have been received to increase shareholdings by135,101 New Shares, all of which will be allocated because the amount requested is below the remainder indicated above. According to the issuance conditions the new shares subscribed by exercising the right to increase are to be paid in through December 31, 2002.

      Below we set out in detail how the New Shares subscribed by exercising the Preferential Right have been paid in:

      (i) 77,494,904 New Shares with a loan granted by Banco Bilbao Vizcaya Argentaria, S.A. to BBVA Banco Frances S.A. for a nominal value (principal amount plus interest accrued as of

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            Dec.16, 2002) of US$ 80,874,042.25 equivalent to $ 278,206,704.40 by conversion at the exchange rate of $ 3.44 per US$;

      (ii) 72,374,150 New Shares with Subordinated Corporate Bonds maturing on March 31, 2005 (issued by BBVA Banco Frances S.A. for a nominal value of U$S 130,000,000 equivalent to $ 259,823,200 by conversion at the price of US$ 58.10 for each US$ 100 nominal value and at the Exchange Rate of $3.44 for each US$;

      (iii) 8,492,385 New Shares for cash equivalent to $30,487,662.15.

      (iv) information regarding the paid in shares subscribed by increasing the shareholding will be made public after the paying in is completed.

      We also report that we will ask the National Securities Commission (CNV) and the Buenos Aires Stock Exchange to revoke their authorization of the shares not subscribed by exercising the preferential rights and by increasing the shareholding, as well as the excess up to the maximum amount of 1,250,000,000 authorized for public offering and of 209,631,892 for listing.

      Pursuant to the issuance conditions, we hereby ask you to duly publish this information.

      Very truly yours,

BBVA BANCO FRANCES S.A.